April 28, 2005

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Rufus Decker, Branch Chief
Mail Stop 0510

Re:	Rentech, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the quarter ended December 31, 2004

File No. 0-19260

Ladies and Gentlemen:

1. We are responding on behalf of Rentech, Inc. to the comments of the staff in your letter of April 20, 2005. Our responses are shown below to show the proposed additional disclosures we would make based on your comments. These proposed amendments have not been formally filed with the Commission.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

Liquidity and Capital Resources, page 50

2. We have revised our response to your original comment 6 to quantify the historical cash flows associated with OKON.

The new paragraph would read:

“The primary source of our liquidity has been equity capital contributions and debt financing. We added an additional source of liquidity in March 1997 through the purchase of OKON, Inc., which conducts our paint business segment. We have received royalties from granting Texaco Energy Systems LLC (Texaco), now a division of ChevronTexaco Corporation, a license for use of the Rentech Process in October 1998. We also received service revenues from Texaco for technical services relating to the Rentech Process, from April 1999 to March 2003. This work was undertaken to integrate

U.S. Securities and Exchange Commission

April 28, 2005

the Texaco gasification technology with our Rentech Process. We added another source of liquidity with the purchase in June 1999 of the assets that we operate through Petroleum Mud Logging, Inc. as our oil and gas field services segment. We added another source of liquidity with the purchase in August 2001 of 56% of REN Corporation, which manufactures complex microprocessor controlled industrial automation systems. Our 50 percent interest in the assets of the mothballed Sand Creek methanol plant is available for sale. We are also discussing the sale of OKON, Inc. with a potential purchaser. If the sale of OKON, Inc. were to occur, this would have a positive impact on our liquidity, as OKON has provided negative cash flows over the past three years. For the years ending September 30, 2004, 2003 and 2002, OKON’s operations produced negative cash flows of approximately $75,000, $315,000 and $80,000.”

Contractual Obligations, page 63

3. The revised paragraph in this section would now read:

“We have entered into various long-term promissory notes, with monthly principal and interest payments of $11,357, at interest rates of 0% to 9.6%, which are collateralized by certain fixed assets of the Company. The interest rate assumptions used to determine the estimated interest payments were derived from existing loan contracts. For fixed interest loans, we used the fixed rate. For variable interest loans, we used the current rate in effect as of September 30, 2005.”

Note 1—Description of Business and Summary of Significant Accounting Policies

Management’s Plan, page F-10

4. Based on the following facts: we are not actively pursuing discussions at this time with Royster-Clark, Inc., we can’t define a timeframe under which something may happen, and we cannot make the assertion that the acquisition will happen, we will take a charge to expense in our Form 10-Q to be filed for the fiscal quarter ended March 31, 2005 for all expenses capitalized as deferred acquisition costs associated with the purchase of Royster-Clark Nitrogen. We are following paragraph A8 of SFAS 141 in this regard.

Note 4—Investment in Advanced Technology Companies, page F-19

5. As to our response to your original comment 20, we believe that the 2003 transaction is a reasonable basis on which to estimate the fair value of our investment in Global Solar Energy (GSE) because that transaction is still the most recent equity transaction and it is the best information we have available. In addition, we interviewed the majority shareholder of GSE and were advised that GSE had sufficient funding to carry them through the end of the calendar year. In addition, their projected revenues for fiscal year 2005 were close to plan. While we do not

U.S. Securities and Exchange Commission

April 28, 2005

have a specific equity transaction to point to, we determined from speaking with the majority shareholder that they anticipate the per share value of any potential transactions to be higher than the per share price we used to value our investment. With the information we have available to us, we believe our valuation of our investment is conservative and reasonable.

Note 10—Stockholder’s Equity, page F-23

6. In our responses in our March 29, 2005 letter to original comments 24 and 25, we incorrectly used the term “dividend yield”. The correct phrase should have been “Discount Rate—Bond Equivalent Yield”, which we use as the risk free interest rate. We obtained the interest rates from the Treasury Constant Maturities weekly rate from the Federal Reserve Statistical Release which corresponds to the grant date of the option or warrant. The interest rates used for these purposes are stated in our previous response to comment numbers 24 and 25.

7. See response to comment number 6.

8. The warrants were issued to non-employees and were initially accounted for under SFAS 123. This is also true with respect to the options for which we extended the expiration date.

FORM 10-Q FOR PERIOD ENDED DECEMBER 31, 2004

9. We will address your comments in our interim filings as well.

FORM 8-K FILED ON APRIL 4, 2005

10. The $300,000 amount to be received from the sale of the OKON subsidiary in monthly installments based on sales has been split 50/50 between current assets and long-term assets on our upcoming March 31, 2005 10-Q. We based this on projected $2.2 million in annual revenues, based upon historical sales. We expect to collect approximately $150,000 in the first 12 months, and the remainder in the second year.

11. The net assets sold per the pro forma balance sheet of $1.2 million represent the net assets of OKON, Inc. as of December 31, 2004. This amount was reduced to approximately $1.1 million as of March 8, 2005 due to losses incurred by OKON in the second quarter of fiscal year 2005. The $1.4 million noted in the 8-K represents the balance of the Investment in Subsidiary account on Rentech’s balance sheet. This amount is not adjusted on a monthly basis to agree to the net assets of OKON, Inc. as the amount is fully eliminated in consolidation. Our disclosure in the March 31, 2005 10-Q will read:

U.S. Securities and Exchange Commission

April 28, 2005

“On March 8, 2005, Rentech entered into a Stock Purchase Agreement with Zinsser Co., Inc. for the sale by Rentech of all of its interest in the stock of OKON, Inc. By the terms of the agreement, Rentech sold 100% of the issued and outstanding stock of its wholly-owned subsidiary, OKON, Inc. to Zinsser Co., Inc. at the closing of the sale on March 8, 2005. Rentech was paid $1.7 million at the closing. In addition, Rentech is to be paid an additional $300,000 in monthly payments at the rate of seven percent of gross sales, less returns, of products sold in the future that are based on formulations and product technologies that OKON owned at the time of sale. We have recorded $150,000 of this receivable in current assets and $150,000 in other assets, as we expect to collect approximately one-half of this payment with one year from the closing date. The terms of the agreement provide that Rentech will indemnify Zinsser Co., Inc. against any unknown environmental liabilities incurred up to the date of sale.

The business of OKON involving the manufacture and sale of paints, stains and sealers was not part of Rentech’s core business or its strategic focus. In connection with the closing of the transaction, Rentech incured $100,000 as one-time incentive payments for executive incentives, as well as $35,000 in fees associated with the closing. Rentech incurred additional non-cash costs of $94,422 associated with the transaction.

The net sales price is set forth as follows:

Sales Price	$2,000,000
Less transaction costs	(135,000)

Net sales price to Rentech, Inc., after transaction costs	$1,865,000
Consisting of:
Cash	1,700,000
Accrued liabilities	(135,000)
Earn-Out receivable	300,000

Net sales price to Rentech, Inc., after transaction costs	$1,865,000

Other transaction costs, noncash
Extension of employee options (3)	$73,919
20,000 warrants issued to employees (4)	$20,503

Book value of Rentech’s ownership in OKON, Inc.	$1,071,334

Rentech’s gain on sale of OKON, Inc.	$699,244”

12. We have revised the title of the pro forma balance sheet to clarify that it is as of December 31, 2004, rather than “for the three months ended December 31, 2004.”

U.S. Securities and Exchange Commission

April 28, 2005

FORM 8-K FILED ON JANUARY 19, 2005

13. Exhibit 99.3—Unaudited Pro Forma Combined Condensed Financial Statement of Operations. Our pro forma balance sheet as of December 31, 2004 for the Royster-Clark Nitrogen acquisition is no longer applicable. As we have previously announced in our Form 8-K filed March 23, 2005, the agreement for acquisition has been terminated. We understand from our teleconference with the staff examiners on April 19, 2005 that no amendment will be required for this item.

Sincerely,

RENTECH, INC.

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer